EXHIBIT 99.1

GOLD STANDARD VENTURES REPORTS COLUMN TEST GOLD RECOVERIES AVERAGING 86.5% FOR DARK STAR OXIDE

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October 25, 2017 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN:GSV) (“Gold Standard” or the “Company) today announced highly encouraging metallurgical results from continuing work designed to determine the processing characteristics of the Dark Star oxide gold deposit, on its 100%-owned/controlled Railroad Project in Nevada’s Carlin Trend.  Column recoveries from -12.5 mm size material averaged 86.5% for Dark Star oxide and 70.0% for partially oxidized transitional material. These results confirm that Dark Star material is likely to support heap leach processing.

Column testing for gold cyanide leachability of Dark Star core samples was completed by Kappes Cassiday and Associates of Reno, Nevada, under the direction of Gary Simmons, consulting metallurgical engineer.  According to Mr. Simmons: “Data from metallurgical column testing to date at Dark Star point to high gold leach extraction from oxidized and transitional materials and suggest that simple heap leaching of crushed and/or run of mine material appears to be the preferred process option at Dark Star.”

Jonathan Awde, CEO and Director of Gold Standard commented: “Step by step we are increasing the value of our Railroad Project by reducing risks and establishing the viability of its gold deposits. The recovery rates in these tests are beyond our expectations. We now know how the gold can be recovered at Dark Star and that crushing requirements and reagent consumption are favorable. The next step is to complete a PEA defining economic parameters.”

A total of 40 drill core composites, representative of the gold deposit were column tested.  All 40 samples were crushed to reduce 80% of the material (known as P80) to a size of 12.5 mm or less.  Splits from five of the composites were also tested at a column feed size of P80 of 25 mm. Gold extraction for oxide material ranged from 66-95%, with an average gold extraction of 86.5% while transitional material gold extraction ranged from 58-90% with an average gold extraction of 70%  Additional details are provided in the table below.

Key Highlights

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Bottle roll and column testing results confirm the consistently oxidized nature of gold mineralization within the Main Dark Star and North Dark Star gold zones. Both oxide and transitional material at Dark Star are amenable to cyanide leaching, as confirmed by column testing summarized below.

Mineralized Area/Rock Type	Material Type	Number of Columns 12.5 mm	Average Gold Head Grade -12.5 mm (g/t)	-12.5 mm Gold Extraction Range	-12.5 mm Average Gold Extraction	Number of Columns 25 mm	Average Gold Head Grade - 25 mm (g/t)	-25 mm Gold Extraction Range	-25 mm Average Gold Extraction
Main Dark Star	Oxide	8	0.761	65.7-94.9	85.2	1	0.966	85.3	85.3
Main Dark Star	Transitional	5	0.475	60.9-89.5	71.3	1	0.568	61.1	61.1
North Dark Star	Oxide	22	2.008	67.9-94.8	86.9	2	3.412	81.4-86.4	84.7
North Dark Star	Transitional	5	0.773	57.8-85.8	70.4	1	0.279	56.3	56.3

All Dark Star	Oxide and Transitional	40	1.413	60.9-94.9	85.0	5	1.731	56.3-86.4	83.2
Note: All gold extraction are weighted averages, taking into account Au extraction and head grade.

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Results of columns and previously released bottle roll results will be utilized to predict gold recovery from a run of mine and/or crushed rock heap leach flowsheet and be incorporated into a Preliminary Economic Assessment.

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Reagent use in the column tests for lime and cyanide consumption on oxide/transitional material is shown in the table below.  Lime consumption is low, while cyanide consumption is within a normal range for these material types for the test procedures used.  Cyanide consumption in commercial scale heap leaching is typically 25-33% of laboratory column consumption.

Mineralized Area/Rock Type	Material Type	Number of Total Columns	Average Sulfide (%)	Average Organic Carbon (%)	-12.5 mm NaCN (kg/mt)	-12.5 mm Ca(OH)2 (kg/mt)	-25 mm NaCN (kg/mt)	-25 mm Average Ca(OH)2 (kg/mt)
Main Dark Star	Oxide	9	0.07	0.01	0.97	1.10	1.00	1.01
Main Dark Star	Transitional	6	0.08	0.01	1.09	1.15	0.84	1.00
North Dark Star	Oxide	24	0.04	0.06	1.08	1.05	0.92	1.01
North Dark Star	Transitional	6	0.10	0.17	1.27	1.01	0.95	1.00

All Dark Star	Oxide and Transitional	45	0.06	0.06	1.08	1.07	0.93	1.00

Column Test Work Methodology

Core intervals from 13 Dark Star drill holes were selected based on gold grade (both AuFA and AuCN), oxidation state, sulfide content, lithology, and alteration types.  Column leach testing was conducted on portions of material from each sample.  Forty of the composites were either oxide or transitional in nature and were tested for cyanide leaching amenability.  Column leach tests were conducted utilizing material crushed to 100% passing 37.5millimeters (mm) or a P80 = 25.0 mm and 100% passing 19 mm or a P80 = 12.5 mm.  The crushed material was blended with hydrated lime and then loaded into 100 or 150 mm diameter plastic columns.  Alkaline cyanide solution was continuously distributed onto the material through Tygon tubing at a flow rate of 10-12 liters per hour per square meter of column surface area.  The solution exiting each leach column was collected at the bottom and checked each cycle for pH, NaCN, Au, and Ag.  The solution was then passed through granular activated carbon over a period of 24 hours to extract the gold and silver in solution.  The leach solution pH and NaCN levels were then maintained at target levels with additions of lime and cyanide prior to recycling to the material for another 24 hour leach period.  Total leach time was determined by the gold leach curves, and during testing, the various columns were leached for 58-104 days.  At the conclusion of leaching, drain down tests were conducted on each column.  Following drain down testing and rinse, the columns were dumped, dried, and weighed.  A portion of the tailings material from each column leach test was utilized for a tailings screen analysis with assays by size fraction.

The metallurgical content and interpretations contained in this news release have been reviewed, verified and approved by Gary Simmons, BSc, Metallurgical Engineering, of G L Simmons Consulting, LLC, MMSA-01013QP, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s senior geologists and the Company’s metallurgical consultant Gary Simmons. The chain of custody from the GSV’s Elko office to the sample preparation facility was continuously monitored. Sample pulps were delivered to ALS Minerals preparation facility in Elko, NV and shipped to ALS Minerals certified laboratory in Vancouver, BC.  Cyanide soluble assays were determined by the Au-AA13s method.  Quality control and assurance and data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Data obtained from this sampling was utilized to select core intervals for the bottle roll and column leach testing at Kappes Cassiday and Associates in Reno, Nevada.  All metallurgical sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the Company’s Elko office to the KCA sample preparation and testing facility in Reno, Nevada was continuously monitored.  Upon receipt, KCA weighed, photographed, and assigned unique sample numbers for testing to material received.  During test work, all samples remained under the supervision of KCA and results were assayed and check assayed during testing procedures.  Lab assays were conducted by KCA, with three analysis completed on column head and tail samples.  Original head assays were performed at ALS (Reno, NV).  During all stages of analysis appropriate standards and blanks were inserted by both GSV geologists and laboratory staff.  As part of the quality control and assurance all final results were verified and checked by both KCA and Gary Simmons.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Donald Harris, Gold Standard’s Senior Development Geologist, MSc. Geology and SME Registered Member 4146776, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com